DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 2-5-07

07050004

MAR 2 8 2007

March 27, 2007

Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/27/2007

Re: Affiliated Computer Services, Inc.
Incoming letter dated February 5, 2007

Dear Mr. Tindell:

This is in response to your letter dated February 5, 2007 concerning the shareholder proposal submitted to ACS by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated February 20, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

2135

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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February 5, 2007

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Affiliated Computer Services, Inc. – Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Affiliated Computer Services, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the stockholder proposal and supporting statement (the "Submission") submitted by the AFSCME Employees Pension Plan (the "Proponent") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its annual meeting of stockholders to be held on June 7, 2007 (the "Annual Meeting").

The Company intends to file its definitive Proxy Materials for the Annual Meeting on or about April 27, 2007. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of each of (i) this letter, (ii) a letter dated January 10, 2007, which is attached hereto as Exhibit A, from the Proponent with the Submission attached, (iii) a letter dated January 23, 2007, which is attached hereto as Exhibit B, from the Company to the Proponent and (iv) a letter dated January 30, 2007, which is attached hereto as Exhibit C, from the Proponent to the Company. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. The Submission

On January 11, 2007, the Company received the Submission for inclusion in its Proxy Materials. The Submission requests that the Board of Directors of the Company adopt a policy "that ACS stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table ...." The supporting statement describes the Submission as allowing shareholders to "express their opinion about senior executive compensation at ACS by establishing an annual referendum process." The full text of the Submission is set forth in the Proponent's letter, which is attached hereto as Exhibit A.

The Company respectfully requests that the Staff concur with the Company's view that the Submission may be properly omitted from the Proxy Materials because, as discussed below (i) the Submission does not present a proposal for shareholder action but requests an advisory vote and therefore is properly excludable under Rule 14a-8(a), (ii) the Submission seeks to achieve an annual shareholder vote on a matter in future years without satisfying any of the procedural requirements of Rule 14a-8 and therefore is properly excludable under Rule 14a-8 and (iii) the Submission is materially false and misleading in violation of Rule 14a-9 and therefore is properly excludable under Rule 14a-8(i)(3). Alternatively, if the Staff does not concur that the Submission may be excluded on the foregoing bases, the Company requests the Staff's concurrence that certain portions of the supporting statement may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements that are irrelevant to a consideration of the subject matter of the Submission and are materially false and misleading in violation of Rule 14a-9.

II. The Submission May Be Excluded Under Rule 14a-8(a) Because It Seeks an Advisory Vote

The Submission is not a proposal for purposes of Rule 14a-8 because it does not present a proposal for shareholder action but instead seeks to provide a mechanism that would allow shareholders to express their views on a specified topic. Under the Commission's rules, Staff responses to no-action requests under Rule 14a-8(a) and other Staff precedent, such a vote is not a proper subject under Rule 14a-8.

A. Requests for Advisory Votes Are Excludable Under Commission Amendments to Rule 14a-8

The rulemaking history of Rule 14a-8 clearly demonstrates that requests for advisory votes are not proper subjects for shareholder proposals and thus are excludable. Rule 14a-8(a) states in relevant part:

> Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors *take action*, which you intend to present at a meeting of the company's shareholders ....

Rule 14a-8(a) (emphasis added).

Rule 14a-8(a) was adopted as part of the 1998 amendments to the proxy rules. In the Commission's 1997 release proposing these amendments, the Commission noted:

> The answer to Question 1 of revised rule 14a-8 would define a "proposal" as a request that the company or its board of directors take an action. *The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials.* The Division, for instance, declined to concur in the exclusion of a "proposal" that shareholders express their dissatisfaction with the company's earlier endorsement of a specific legislative initiative. Under the proposed rule, the Division would reach the opposite result, because the proposal did not request that the company take an action.

Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (Sept. 18, 1997) (emphasis added) (citation omitted).

The Commission subsequently adopted this definition as proposed:

> We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Adopting Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 (May 21, 1998) (citations omitted).

The Submission is exactly of the type addressed by the Commission in the releases cited above, as the supporting statement in the Submission acknowledges. Echoing the language in the Commission's rulemaking releases, the supporting statement indicates that the purpose of the Submission is to "allow stockholders to express their opinion about senior executive compensation at ACS" and to allow stockholders to "provid[e] input to boards on senior executive compensation." Thus, under the clear language of Rule 14a-8(a), the Submission is not a proper subject under Rule 14a-8.

B. The Submission Is Not a Proposal for Purposes of Rule 14a-8 Based on Staff Precedent

Following adoption of Rule 14a-8(a), the Staff has consistently confirmed that a shareholder submission is excludable if it "merely purports to express shareholders' views" on a subject matter. For example, in *Sensar Corp.* (Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareholder vote to express shareholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors.

The Submission parallels the submission in *Sensar*: it seeks an advisory vote on the compensation of executives set forth in the Summary Compensation Table, and the advisory vote merely allows shareholders to express their views on that information. The Submission's supporting statement clearly demonstrates that this is the Proponent's objective. For example, as noted above, the supporting statement indicates that the purpose of the Submission is to "allow stockholders to express their opinion about senior executive compensation at ACS" and to allow stockholders to "provid[e] input to boards on senior executive compensation."

The Submission's formulation as a request that the Company adopt a policy of submitting an advisory vote to shareholders does not change the Submission's status for purposes of Rule 14a-8(a). In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission stated that the substance of a proposal and not its form is to be examined in determining whether a shareholder proposal is a proper matter for a shareholder vote under Rule 14a-8. As the text of the release explains:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report

> or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Adopting Release, *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 20091 (Aug. 16, 1983).

The Staff applies this same approach throughout Rule 14a-8. Virtually all precatory shareholder proposals request a company's management to take a particular action, and the Staff has consistently looked at the subject underlying the proposed policy to determine whether a proposal is excludable under Rule 14a-8. The Staff has not considered the request to adopt a policy itself as the subject of the proposal. When a proposal has requested that management take a particular action, the Staff has examined whether that action is a proper subject under Rule 14a-8. For example:

- In letters where shareholders have requested companies to adopt a policy of submitting the selection of auditors to a vote, the Staff has focused on the subject of the policy (the manner of selecting auditors) in determining that the proposal is excludable under Rule 14a-8(i)(7). *See, e.g., Xcel Energy Inc.* (Jan. 28, 2004). *See also El Paso Corp.* (Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years excluded under Rule 14a-8(i)(7) based on the underlying subject, the "method of selecting independent auditors").

- In determining whether a shareholder proposal asking that a company adopt a policy would, if implemented, cause the company to violate the law for purposes of Rule 14a-8(i)(2), the Staff examines whether implementation of the actions that are the subject of the proposed policy would violate the law, not whether adoption of the policy itself would violate the law. *See, e.g., Mobil Corp.* (Jan. 29, 1997) (proposal as originally submitted to the company asking it to adopt a policy prohibiting executives from exercising options within six months of a significant workforce reduction excludable pursuant to the predecessor to Rule 14a-8(i)(2) because the subject matter of the policy would require the company to breach existing contractual obligations).

- In determining whether a shareholder proposal asking that a company adopt a policy is vague and indefinite for purposes of exclusion under Rule 14a-8(i)(3), the Staff looks at the subject matter of the proposed policy. *See, e.g., Duke Energy Corp.* (Feb. 8, 2002) (proposal urging the board to adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur was vague because the underlying action required creation of a nominating committee, a fact not adequately disclosed in the proposal or supporting statement).

- In determining whether a shareholder proposal asking that a company adopt a policy involves a personal grievance for purposes of Rule 14a-8(i)(4), the Staff looks at the subject matter of the proposed policy. *See, e.g., International Business Machines Corp.* (Dec. 18, 2002) (proposal urging the board to adopt a policy to honor any written commitments from company executives to investigate certain claims excluded because the subject matter of the proposed action related to a personal claim or grievance).

- In determining whether a shareholder proposal requesting a company to adopt a policy is not significant to a company's business for purposes of Rule 14a-8(i)(5), the Staff looks to the subject matter of the proposed policy. *See, e.g., Procter & Gamble Co.* (Aug. 11, 2003) (proposal requesting the company to adopt a policy forbidding human embryonic stem cell research excluded under Rule 14a-8(i)(5) where the company did not engage in the activity that was the subject of the proposed policy); *International Business Machines Corp.* (Feb. 23, 1983) (proposal requesting the company to adopt a policy that its directors require certain actions at other companies where they serve as directors excluded under predecessor to Rule 14a-8(i)(5) because the subject matter of the policy – the actions its directors were to take at other companies – did not relate to the company's business).

- When examining whether it is beyond a company's power to implement a shareholder proposal requesting that the company adopt a particular policy for purposes of Rule 14a-8(i)(6), the Staff does not look at whether the company has the power to adopt the proposed policy, but instead looks at the company's ability to implement the actions that are the subject of the proposed policy. *See, e.g., Catellus Development Corp.* (Mar. 3, 2005) (proposal that the company adopt a policy relating to a particular piece of property was beyond the company's power to implement because the company no longer owned the property that was the subject of the proposed policy and could not control the property's transfer, use or development); *General Electric Co.* (Jan. 14, 2005) (proposal that the company adopt a policy that an independent director serve as chairman of the board excluded under Rule 14a-8(i)(6) because the company could not ensure that the subject of the proposed policy would be satisfied – *i.e.*, that the chairman retain his or her independence at all times – and no mechanism was provided to cure a failure); *Ford Motor Co.* (Feb. 27, 2005) (same).

- In determining whether a shareholder proposal conflicts with a company proposal for purposes of Rule 14a-8(i)(9), the Staff does not look at whether the proposals would result in conflicting policies, but instead looks at the subject matter of the proposals, even if one of the proposals is to be implemented through a process that does not involve adoption of a policy. *See, e.g., Baxter International Inc.* (Jan. 6, 2003) (proposal urging the board to adopt a policy prohibiting future stock option grants to executive officers excludable because the underlying subject of the proposed action conflicts with substance of the company's proposal that shareholders approve a new executive incentive compensation plan).

- In determining whether a company has, for purposes of Rule 14a-8(i)(10), substantially implemented a shareholder proposal asking the company to adopt a policy, the Staff does not look at whether the company has in fact adopted a policy, but instead looks at the substance of the underlying subject of the proposed policy compared with actions taken by the company. *See, e.g., Intel Corp.* (Feb. 14, 2005) (proposal requesting adoption of policy of expensing stock options excluded under Rule 14a-8(i)(10) based upon FASB's adoption of mandatory expensing of stock options under SFAS 123(R)).

- In determining whether one shareholder proposal substantially duplicates or conflicts with another proposal for purposes of Rule 14a-8(i)(11), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Merck & Co.* (Jan. 10, 2006) (proposal requesting that the company adopt a policy that a significant portion of future stock option grants be performance-based substantially duplicated the subject of another proposal requesting the company to take the necessary steps so that no future stock options be awarded to anyone).

- In determining whether a shareholder proposal is substantially the same as other proposals that have not received an adequate vote in

> prior years for purposes of Rule 14a-8(i)(12), the Staff looks at the subject matter of the proposals, even if one requests the company to adopt a policy and the other does not. *See, e.g., Eastman Chemical Co.* (Mar. 27, 1998) (proposal requesting that the company adopt a policy not to manufacture cigarette filters until certain research had been completed excluded because the subject of the proposed policy was substantially the same as a prior proposal requesting that the company take the necessary steps to divest its cigarette filter operations, which earlier proposal had not received sufficient shareholder support).

Here, regardless of whether one views the Submission as asking for adoption of a policy or as asking that management propose an annual advisory vote for shareholders, the subject matter of the Submission concerns providing shareholders an advisory vote, a matter that is not a proper subject of a shareholder proposal under Rule 14a-8(a). The Proponent should not be able to avoid the application of Rule 14a-8(a) merely by asking that the Company adopt a policy on (or submit for a vote) a matter that, if proposed directly by the shareholder, would not be a proper subject under Rule 14a-8(a). Consistent with the Commission's decision that proposals should be assessed on the basis of their substance and not their form, as stated in its prior Rule 14a-8 rulemaking discussed above, and consistent with the Staff's approach to interpreting every other aspect of Rule 14a-8 as reflected in the precedent above, the subject matter of the policy set forth under the Submission, and not the policy itself or the form of the proposal, is to be evaluated for purposes of assessing compliance with Rule 14a-8. Under those standards, the Submission does not constitute a proposal for purposes of Rule 14a-8(a) and accordingly can be excluded from the Company's Proxy Materials.

III. A Request for Future Votes Is Not a Proper Form for a Shareholder Proposal and Fails to Satisfy the Procedural Requirements of Rule 14a-8

In addition to the bases for exclusion discussed above, the Submission is not a proper form under Rule 14a-8 because it seeks to achieve an annual shareholder vote on a matter in future years without satisfying any of the procedural requirements of Rule 14a-8 with respect to those future years. This form of proposal is substantively different from a proposal that requests a company to take a particular action (such as implementation of a charter amendment declassifying the board) or a proposal that a company not take a particular action (such as adoption of a rights plan) without seeking a shareholder vote. In those situations, the underlying subject of the proposal is a specific corporate action and the future shareholder vote is incidental to management taking the underlying action. Here, in contrast, the underlying action sought by the Proponent is that a particular matter – an advisory statement expressing the shareholders' sentiment – be placed before shareholders for an annual vote. Rule 14a-8 prescribes the procedures that a shareholder is to follow if it wishes a particular matter to be placed before shareholders at a particular meeting;[1] it is inconsistent with the structure and intent of Rule 14a-8 to allow a shareholder to circumvent these standards by proposing that management submit the shareholder's proposal to an annual vote at an indefinite number of future meetings. Instead, Rule 14a-8 requires the shareholder to submit its proposal for a possible vote at each annual meeting and to satisfy the procedural requirements of Rule 14a-8 with respect to each meeting where the shareholder's proposal is to be submitted for a vote.

If one looked only to what the Submission would accomplish in the current year, and not to its effect in subsequent years, the purposes of the procedural requirements under Rule 14a-8 could be evaded easily. For example, Rule 14a-8(b) requires a shareholder to satisfy certain ownership requirements; specifically, a proponent "must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal" and "must continue to hold those securities through the date of the meeting.[2] Rule 14a-8(c) limits a proponent to submitting no more than one proposal for a particular shareholders' meeting. Rule 14a-8(i)(9) and Rule 14a-8(i)(11) allow a proposal to be excluded when it conflicts with a proposal submitted by the company or duplicates a topic that is the subject of a previously submitted proposal. Allowing a shareholder to submit a proposal calling for an annual vote on a specific topic for an indefinite number of years in the future would allow proponents to circumvent these important procedural requirements. Instead, Rule 14a-8 contemplates that a proponent will submit the topic or proposal itself at each meeting at which it is to be considered, and will demonstrate compliance with the requirements of Rule 14a-8

---

1 Allowing shareholders to submit a subject for vote at an indefinite number of annual meetings is inconsistent with Rule 14a-8(c), which instructs shareholders that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting."

2 In this regard, by a letter dated January 23, 2007 (within 14 days of receiving the Submission), pursuant to Rule 14a-8(f), the Company notified the Proponent of its view that the Proponent would be required to satisfy the requirements of Rule 14a-8(b) with respect to each future year at which the advisory vote sought by the Submission would be voted on. *See* Exhibit B. The Proponent submitted a reply letter to the Company, dated January 30, 2007, but did not comply with the Company's request to satisfy the requirements of Rule 14a-8(b) with respect to each future year at which the advisory vote sought by the Submission would be voted on. *See* Exhibit C. Thus, the Submission may be excluded pursuant to Rule 14a-8(f) because the Proponent did not satisfy Rule 14a-8(b)(1) in this regard.

with respect to that meeting. Because the Submission would allow the Proponent to circumvent the requirements of Rule 14a-8, and the Proponent has not sought to demonstrate that the requirements of Rule 14a-8 would be satisfied with respect to future votes sought by the Submission, the Submission is excludable under Rule 14a-8.

IV. The Submission May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False or Misleading

Rule 14a-8(i)(3) provides that a company may omit a shareholder proposal and any statement in support thereof from its proxy statement and form of proxy "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently concurred that shareholder proposals (including those that address executives' or directors' compensation) may be excluded under Rule 14a-8(i)(3) when the action called for by the proposal is so vague and indefinite as to be misleading because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.1 (Sept. 15, 2004). *See Philadelphia Electric Co.* (July 30, 1992); *Proctor & Gamble Co.* (Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff on many occasions has permitted the exclusion under Rule 14a-8(i)(3) of proposals related to executive compensation when critical terms or concepts in the proposal are so vague and indefinite that the compensation arrangements being referred to in the proposal, or the action desired under the proposal, either are not clear or are subject to a variety of interpretations. In *International Business Machines Corp.* (Feb. 2, 2005), the Staff concurred that the company could omit under Rule 14a-8(i)(3), as vague and indefinite, a shareholder proposal requesting that "the officers and directors responsible" for IBM's reduced dividend payment have "their pay reduced to the level prevailing in 1993" because it could be interpreted in at least three different ways. In *Otter Tail Corp.* (Jan. 12, 2004), the Staff concurred that the company could exclude, as vague and indefinite, a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years. In *Woodward Governor Co.* (Nov. 26, 2003), the Staff permitted exclusion of a proposal that read, "Resolved: That the board ... implement a policy for compensation for executives ... based on stock growth. This would focus the management team on the goal of increasing stock value." The company argued that, particularly when read with the supporting statement, the proposal was vague as to whether it addressed all compensation or only stock-based compensation, and thus could be interpreted in multiple and contradictory ways.

The Submission contains conflicting statements that lead to contrary interpretations as to the action desired by the proposal, such that any action ultimately taken by the Company upon implementation of the proposal could be "significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). The resolution contained in the first paragraph of the proposal urges the Board of Directors to adopt a policy that the Company's shareholders be given the opportunity to "*ratify* the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table ...." (emphasis added). In common parlance, the word "ratify" typically means "approve" and it would be reasonable for shareholders to interpret a proposal to "ratify the compensation of the named executive officers" to mean that shareholders would be voting to *approve* the compensation paid or awarded to the named executive officers. Moreover, certain portions of the supporting statement reinforce this interpretation. The supporting statement advises shareholders that the proposal will provide them with a "clear voice that could help shape senior executive compensation" and, notably, that the proposal will establish "an annual referendum process" for senior executive compensation. Referring to the proposal as an "annual referendum" increases the likelihood that shareholders will believe that the compensation paid to the named executive officers as presented in the Summary Compensation Table will be subject to shareholder approval. As a result, both the language used in the resolution of the proposal that shareholders "ratify" compensation and in the supporting statements that the proposal establishes an "annual referendum" on senior executive compensation could lead shareholders to believe that the purpose and effect of the proposal is to allow shareholders to approve or reject the compensation paid or awarded to the Company's named executive officers.

However, the Submission also includes conflicting statements that could lead shareholders to an opposite conclusion, that adopting the proposal will have no effect on the compensation paid or awarded to the named executive officers and no effect on senior executive compensation. For example, the proposal refers to an annual "advisory resolution" which would be "non-binding and would not affect any compensation paid or awarded …." This directly conflicts with the statements discussed above that the proposal will provide shareholders with a "clear voice that could help shape senior executive compensation" and will establish "an annual referendum process."

These contradictory statements invite completely different interpretations of the purpose and effect of the proposal and therefore any actions taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders upon voting on the proposal. *See Wal-Mart Stores* (Apr. 3, 2001) (proposal excludable where it referred to a company report on the use of all genetically modified "products" but in the supporting statement suggested the proposal related only to genetically modified foods). As a result, the Submission is sufficiently vague and indefinite so as to justify exclusion under Rule 14a-8(i)(3).

While the Staff has a practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal, the Staff has stated that this practice is meant "to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." Staff Legal Bulletin No. 14, Section E.1 (July 13, 2001). As discussed above, the proposal is false and misleading and excludable under Rule 14a-8(i)(3) because it creates sufficient uncertainty as to which actions or measures the proposal requires so that any action taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders. Any revisions therefore to the proposal to clarify the inconsistencies and conflicting statements would result in a change to either the very purpose of the proposal or the fundamental bases of the supporting statement, and such a revision would necessarily be substantive and not minor in nature.

In addition, the Company believes that any revision would not only be substantive in nature but would require extensive editing and therefore would make the Submission fully excludable under the Staff's interpretation of Rule 14a-8(i)(3). *See* Staff Legal Bulletin No. 14B, Section B (Sept. 15, 2004). The Staff has articulated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14, Section E.1 (July 13, 2001). For these reasons, the Company requests that the Staff not permit the Proponent to revise the Submission because any revision would necessarily be substantive in nature and would require detailed and extensive editing to comply with the proxy rules.

V. The Supporting Statement Contains False and Misleading Statements in Violation of Rule 14a-9

Should the Staff not concur that the Submission is excludable under any of the bases set forth above, we request that the Staff concur in the exclusion of parts of the supporting statement in accordance with Rule 14a-8(i)(3) because those parts contain statements that are materially false or misleading in violation of Rule 14a-9.

In Staff Legal Bulletin No. 14B, the Staff clarified its views regarding when modification or exclusion of a proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, Section B.4 of Staff Legal Bulletin No. 14B indicates that modification or exclusion is appropriate when, among other things, "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Under this standard, we believe that a portion of the supporting statement should be excluded as both irrelevant to the subject matter of the proposal and materially false and misleading, as discussed below.

The Company believes that the first paragraph of the supporting statement is fully excludable under Rule 14a-8(i)(3) for containing statements that are unrelated and irrelevant to the Submission. The Submission requests an advisory resolution "to ratify the compensation of the named executive officers." In contrast, the first paragraph of the supporting statement refers to the Company's option practices, specifically discussing the actions of former executive officers of the Company and "backdating," and also refers to the costs associated with providing certain security systems and equipment for the Chairman of the Company. Neither "backdating," the actions of former executive officers nor costs or expenses associated with the provision of security systems and equipment are relevant to a proposal to "ratify the compensation of the named executive officers" in the Summary Compensation Table. The Submission does not seek a vote on the Company's option practices and does not seek a vote on how certain costs and expenses should be classified. Moreover, the subject matter of the first paragraph is not only irrelevant to the proposal but inflammatory as well. In light of recent attention on options backdating, the mere mention and use of the term "backdating" creates a negative perception of the Company and serves to incite and manipulate shareholders into believing that voting for the proposal will directly address "backdating." *See UAL Corp.* (Feb. 9, 2001) (portion of the supporting statement for a simple majority vote proposal that contained comments about the company's recent financial performance was excludable and company argued that the statements about recent losses were included by the proponent for "inflammatory purposes" and without rational connection to the proposal). Accordingly, discussion of "backdating" and certain security-related costs and expenses would serve to mislead shareholders by confusing the matter on which they are being asked to vote. *See* Staff Legal Bulletin No. 14B, Section B (Sept. 15, 2004). Moreover, neither the proposal nor the Proponent's supporting statement clarifies how these statements are in any way related to the subject matter of the Submission. Thus, the information contained in these paragraphs is "irrelevant to the subject matter of" the Submission and may be excluded pursuant to Staff Legal Bulletin No. 14.

As noted above, the Staff has stated that a company may exclude or modify a stockholder proposal where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Staff Legal Bulletin No. 14B, Section B.4 (Sept. 15, 2004). The Staff has also concurred on numerous occasions that where some or all of the supporting statement is unrelated to the stockholder proposal, those portions or the entire supporting statement are excludable under Rule 14a-8(i)(3). For example, in *Exxon-Mobil* (Mar. 27, 2002), the Staff addressed a supporting statement in a proposal that requested that the company's compensation committee "consider non-financial factors, including social and environmental concerns, in determining compensation for top executives." In that context, the Staff concurred with the exclusion of portions of the supporting statement in which the proponents discussed their views on certain statements made by the company and its CEO regarding global warming. The company argued that exclusion of this language was appropriate under Rule 14a-8(i)(3) because the statements were not related to compensation disparities or to the consideration of social and environmental factors in the determination of executive compensation. The Staff concurred that the irrelevant statements in the supporting statement could be excluded under Rule 14a-8(i)(3) because they appeared to be false and misleading under Rule 14a-9. *See also Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999) (proposal excludable unless revised by the proponent to delete discussion of a *Wall Street Journal* article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter); *General Motors Corp.* (Feb. 21, 2004) (portions of supporting statement related to proponent's prior year proposal excludable from a proposal requesting that the company limit certain forms of executive compensation).

As stated above, the Company believes that the first paragraph in the supporting statement is irrelevant to the subject matter of the Submission and which, if included in the Proxy Materials, would prove confusing and potentially misleading to the Company's shareholders. Therefore, if the Staff determines that omission of the Submission in its entirety is not warranted under any of the alternative grounds discussed above, the Company believes that the Staff should concur that the first paragraph of the supporting statement can be omitted in its entirety as irrelevant to the subject matter of the Submission.

VI. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Submission from its Proxy Materials.

The Company requests that the Staff fax a copy of its determination of this matter to the undersigned at 917-777-3380 and to the Proponent at 202-429-1298. Should the Staff disagree with our conclusions regarding the omission of the Submission, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-3380, or, in my absence, Daniel Fisher of this firm, at (202) 371-7352.

Very truly yours,

Jeffrey W. Tindell

Attachments

cc: William L. Deckelman, Jr.
Executive Vice President and General Counsel
Affiliated Computer Services, Inc.

Charles Jurgonis
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington, D.C. 20036

EXHIBIT A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 10, 2007

VIA Overnight Mail and Telecopier (214) 823-5746
Affiliated Computer Services
2828 North Haskell Avenue
Dallas, Texas, 75204
Attention: William J. Deckelman, Jr., Executive Vice President,
General Counsel and Corporate Secretary

Dear Mr. Deckelman:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the notice of date for the delayed 2006 annual meeting of shareholders of Affiliated Computer Services, Inc. (the "Company") and Rule 14a-8 under the Securities Exchange Act of 1934, the Plan intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 800 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

Enclosure

RESOLVED, that stockholders of Affiliated Computer Services ("ACS") urge the board of directors to adopt a policy that ACS stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

In our view, senior executive compensation at ACS has not always been structured in ways that best serve stockholders' interests. For example, ACS's investigation into backdating found that former CEOs Mark King and Jeffrey Rich and former CFO Warren Edwards "used hindsight to select favorable grant dates" for their stock options. Also, from 2003 – 2005, Chairman Darwin Deason was provided more than $1 million for security systems and equipment as well as security advice and personal protection services, although ACS states these costs were "incurred as a result of business-related concerns" and does not classify them as a perquisite.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide stockholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives stockholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require stockholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Stockholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for stockholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge ACS's board to allow stockholders to express their opinion about senior executive compensation at ACS by establishing an annual referendum process. The results of such a vote would, we think, provide ACS with useful information about whether stockholders view the company's senior executive compensation, as reported each year, to be in stockholders' best interests.

We urge stockholders to vote for this proposal.

EXHIBIT B

A C S

William L. Deckelman, Jr.
Executive Vice President and General Counsel

January 23, 2007

BY OVERNIGHT DELIVERY AND FACSIMILE

Mr. Charles Jurgonis
American Federation of State, County
and Municipal Employees
1625 L Street, N.W.
Washington, D.C. 20036

RE: Shareholder Proposal Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. Jurgonis:

Affiliated Computer Services, Inc. (the "Company") is in receipt of the letter from Gerald W. McEntee on behalf of the American Federation of State, County and Municipal Employees Pension Plan (the "Plan"), requesting inclusion of a shareholder proposal (the "Proposal") in the Company's proxy materials for its annual meeting of shareholders to be held on June 7, 2007. At Mr. McEntee's request, this letter is being sent to you. Reference is made to the Company's letter to you dated January 18, 2007, regarding the Plan's compliance with Rule 14a-8(b)(2)(i) under the Exchange Act (the "January 18 Letter"). This letter is separate and distinct from the January 18 Letter.

Rule 14a-8(b) under the Exchange Act sets forth certain eligibility and procedural requirements for shareholders wishing to include a proposal in the Company's proxy materials for the upcoming annual meeting. Because the Proposal seeks a shareholder vote at future annual meetings, we believe that the Plan must demonstrate its eligibility under Rule 14a-8(b) with respect to each future meeting at which the requested shareholders' vote is to occur (*i.e.*, a written statement that the Plan intends to continue to hold the requisite Company securities through the date of each such meeting of shareholders), or alternatively revise the Proposal so that it seeks a vote only at the Company's upcoming annual meeting. For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

In accordance with Rule 14a-8(f), the Company hereby requests that the Plan furnish to the Company the written statement required pursuant to Rule 14a-8(b) as described above. Under the SEC's rules, this written statement must be postmarked, or transmitted electronically, within 14 calendar days from the date you receive this letter. If, within the required 14 calendar day period, the Plan does not furnish to the Company the written statement required pursuant to Rule 14a-8(b) as described above, the Company believes it will be entitled to exclude the Proposal from its proxy materials in connection with the upcoming annual meeting.

Please be advised that this letter in no way waives the Company's right to take further steps to exclude the Proposal from its proxy materials for the upcoming annual meeting.

Sincerely,

[signature]

William L. Deckelman, Jr.
Executive Vice President and General Counsel

214.841.6144 (direct) • 214.823.5746 (fax)
2828 North Haskell, 10th Floor • Dallas, TX 75204
bill.deckelman@acs-inc.com

Rule 14a-8(b)

* * *

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

EXHIBIT C

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

January 30, 2007

VIA Overnight Mail and Telecopier (214) 823-5746
Affiliated Computer Services
2828 North Haskell Avenue
Dallas, Texas, 75204
Attention: William L. Deckelman, Jr., Executive Vice President,
General Counsel and Corporate Secretary

Dear Mr. Deckelman:

I write in response to your letter dated January 23, 2007. In that letter, you request that the AFSCME Employees Pension Plan (the "Plan"), the sponsor of a stockholder proposal (the "Proposal") submitted to Affiliated Computer Services ("ACS") for consideration by shareholders at ACS's 2007 annual meeting, submit proof of the Plan's eligibility to submit the Proposal at "each future meeting at which the requested shareholders' vote is to occur" or revise the Proposal to request only a vote at the 2007 annual meeting. The basis for your request is that the Proposal "seeks a shareholder vote at future annual meetings."

As you are no doubt aware, the proof of ownership requirement contained in Rule 14a-8(b) applies only to the submission of a stockholder proposal under Rule 14a-8. The Proposal, by contrast, clearly asks that ACS submit a management proposal each year asking stockholders to ratify the named executive officers' compensation in the prior year. The precise language of the Proposal is as follows (emphasis added):

> RESOLVED, that stockholders of Affiliated Computer Services ("ACS") urge the board of directors to adopt a policy that ACS stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by Company's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

Accordingly, the Plan is not required by Rule 14a-8(b) to supply you with proof of eligibility other than the proof that the Plan is eligible to submit the Proposal to be voted on by stockholders at the 2007 annual meeting or to revise the Proposal.

It is our understanding that other issuers have been making similar requests of stockholders submitting proposals substantially similar to the Proposal. Because these requests willfully misread the text of both the proposals and Rule 14a-8(b), we believe that clarification from the Staff of the SEC's Division of Corporation Finance would be useful in conserving the time and resources of both issuers and proponents. For that reason, we are forwarding your January 23 letter, as well as this response, to appropriate members of the Division's Staff.

If you have any further questions, please do not hesitate to contact me on (202) 429-1007.

Sincerely,

Charles Jurgonis
Plan Secretary

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

February 20, 2007

RECEIVED FEB 2 0 2007 SEC MAIL PROCESSING SECTION WASH., D.C. 202

VIA HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; request by Affiliated Computer Services Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the American Federation of State, County and Municipal Employees, Employees Pension Plan (the "Plan") submitted to Affiliated Computer Services, Inc. ("ACS" or the "Company") a shareholder proposal (the "Proposal") that urges ACS's board of directors to adopt a policy that ACS shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The Proposal states that the proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

In a letter to your office dated February 5, 2007, ACS stated that it intends to omit the Proposal from its proxy materials being prepared for the 2007 annual meeting of shareholders. ACS argues that it is entitled to exclude the Proposal because (a) it is not a "proposal" within the meaning of Rule 14a-8, (b) the Proposal circumvents the procedural requirements set forth in Rule 14a-8 and (c) the Proposal is materially false or misleading. As discussed more fully below, all of these arguments are meritless, and ACS should not be permitted to exclude the Proposal.

The Proposal is a Proposal for Purposes of Rule 14a-8

ACS urges that the Proposal does not satisfy Rule 14a-8's definition of a proposal because its purpose is to "provide a mechanism that would allow shareholders to express their views on a specified topic." Requests for advisory votes, ACS claims, are not proposals within the meaning of Rule 14a-8. This argument misconstrues both the Proposal and the Commission's definition of a proposal, and should therefore be rejected.

Rule 14a-8(a), question 1, defines a proposal as "your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders." This definition was added in 1998 to "reflect[] [the Commission's] belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials."[1] The Commission explained that this new definition diverged from the then-current approach of the Staff, which had declined to permit Pacific Gas & Electric Company to omit a proposal that shareholders express disagreement with the company's position on a legislative initiative.[2]

Thus, it is clear that the Commission's definition was intended to exclude proposals that are themselves just expressions of shareholder sentiment. If, for example, the Proposal stated, "Resolved, shareholders believe that executive compensation at ACS is excessive and inadequately tied to performance," it would not qualify as a proposal under the Commission's definition. It would fail because it would not ask ACS to take any action, but would merely express a sentiment or opinion.

The Proposal, however, unambiguously asks ACS's board to take action: to adopt a policy of submitting each year a non-binding management proposal to ratify the previous year's NEO compensation. To implement the Proposal, ACS's board would need to craft and adopt a policy regarding the future submission of NEO compensation to a shareholder vote. In addition, each year, ACS's board would need to submit a management proposal to shareholders. Thus, there is no colorable argument that the Proposal does not ask ACS to take action as required by Rule 14a-8(a).

ACS misrepresents the nature of the proposal in Sensar Corp.,[3] which it cites in support of its position that the Staff has previously determined proposals requesting future advisory shareholder votes to be excludable non-proposals. ACS asserts that the Sensar proposal sought "to allow a stockholder vote to express stockholder displeasure over the terms of stock options granted to management, the board of directors and certain consultants." This is not the case.

The Sensar proposal, like the PG&E proposal cited in the Commission's 1997 release, was itself only an expression of shareholder sentiment; it made no mention of future shareholder votes or a policy regarding such votes, nor did it ask the company to take action. The Sensar proposal stated in its entirety: "The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." The Staff concurred in

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1 Exchange Act Release No. 39093 (Sept. 18, 1997).

2 Id. (citing Pacific Gas & Electric Company (publicly available Jan. 21, 1997)).

3 Sensar Corp. (publicly available Apr. 23, 2001).

Sensar's view that the submission was not a proposal because "it does not recommend or require that Sensar or its board of directors take any action."

In several pages of bulleted text, ACS makes the point that the Staff considers the underlying subject matter of a proposal when making determinations of various sorts under Rule 14a-8. The Plan agrees. The underlying subject matter of the Proposal is clearly senior executive compensation, a subject the Staff has viewed as appropriate for shareholder proposals since 1992.[4] ACS's characterization of the Proposal's subject matter as being "advisory votes" exalts form over substance, as the numerous determinations cited by ACS show the Staff declines to do.[5]

The Proposal Does Not Circumvent Rule 14a-8's Procedural Requirements

Rule 14a-8 requires a proponent to prove that it satisfies the rule's eligibility requirements to submit a shareholder proposal. Specifically, a proponent must show that it has held a minimum of $2,000 in value or 1% of a company's stock for at least one year on the date of submission. A proponent must also represent that it intends to continue to hold the shares through the date of the meeting at which shareholders will vote on the proposal submitted by the proponent. Rule 14a-8 also limits a proponent to one proposal per shareholder meeting.

ACS maintains that the Proposal circumvents these requirements. ACS's argument rests on a misunderstanding of what the Proposal would do: It would not provide a mechanism for a perpetual shareholder proposal. Instead, if ACS's board chose to implement the Proposal, it would adopt a policy that each annual meeting's proxy statement would contain a management proposal allowing shareholders to vote on the previous year's NEO compensation. That the proposal would be offered by management, and would not be a shareholder proposal submitted pursuant to Rule 14a-8, could not be clearer from the text of the Proposal:

> RESOLVED, that stockholders of Affiliated Computer Services ("ACS") urge the board of directors to adopt a policy that ACS stockholders be given the opportunity at each annual meeting of stockholders to vote on an advisory resolution, to be proposed by the Company's management, to ratify the compensation of the named executive officers . . . . (emphasis supplied)

It is beyond debate that ACS's board has the power to submit a matter for a shareholder vote without complying with Rule 14a-8's procedural requirements. Many shareholder proposals take the form of requesting a future shareholder vote on a particular matter to be proposed by

---

4 See Eastman Kodak Company (publicly available Feb. 13, 1992) ("[I]t is the Division's view that proposals relating to senior executive compensation no longer can be considered matters relating to a registrant's ordinary business.").

5 Even assuming, arguendo, that the subject matter of the Proposal were advisory votes, it is not clear why—and ACS has offered no explanation apart from its inapposite citation of the Sensar determination—advisory votes are an off-limits subject matter for a proposal. There is nothing inherently wrong with an advisory, as opposed to binding, shareholder vote. Indeed, the vast majority of shareholder proposals submitted each year pursuant to Rule 14a-8 are themselves advisory in nature.

management. Some proposals imply a single future vote—for example, the shareholder vote necessary to effect a charter amendment declassifying the board. Others would be triggered by the occurrence of a particular event, such as the adoption or extension of a shareholder rights plan or the repricing of stock options. There is no basis in Rule 14a-8, or in logic, for subjecting these management votes—or the future advisory votes sought in the Proposal--to the rule's eligibility requirements simply because the management proposal's genesis was in a shareholder proposal.

The Proposal is Not Materially False or Misleading

Finally, ACS contends that the Proposal is materially false or misleading, and thus excludable pursuant to Rule 14a-8(i)(3), because it is excessively vague, contains "conflicting statements" and includes irrelevant material. None of these arguments supports exclusion of the Proposal.

In arguing that the Proposal is excessively vague, ACS relies on several determinations involving compensation proposals whose key terms were undefined, making it impossible to understand what the proposals sought. The proposal in International Business Machines Corp. (publicly available Feb. 2, 2005) asked that IBM officers and directors "responsible" for a 1993 dividend reduction have their compensation reduced. The company successfully argued that the proposal's failure to define "responsible" or otherwise identify the responsible persons (given that the dividend reduction had persisted for 12 years), as well as the absence of a definition of "pay" in the proposal or description of the pay elements to be affected, rendered the proposal excessively vague and thus excludable under Rule 14a-8(i)(3).

Similarly, the proposal in Otter Tail Corp. (publicly available Jan. 12, 2004) asked simply that "Future executive salary and stock option plans be changed to limit any benefits for either salary or stock options for 5 years." The Staff found some basis for the company's view that the proposal was excessively vague because it did not define "executive," describe what was included in salary, explain what "limit" meant (including how that concept would be applied to stock option valuation) or deal with obligations under existing contractual arrangements. The company in Woodward Governor Co. (publicly available Nov. 26, 2003) was permitted to omit the proposal, which urged "That the board of Woodward Governor Company implement a policy for compensation for the executives in the upper management (that being plant managers to board members), based on stock growth," after arguing that it was excessively vague because it didn't define "executives" and contained statements in the supporting statement at odds with the language of the resolved clause.

Here, by contrast, the Proposal's meaning is clear and there are no undefined terms precluding implementation of the Proposal. Each year, ACS should submit a management proposal for a vote of shareholders to ratify the NEO compensation paid in the previous year. ACS makes much of the fact that one dictionary definition of the word "ratify" is "to make valid or effective"; ACS urges that the use of the term "ratify" suggests "that the shareholder vote would amount to an actual approval of the disclosed compensation and that shareholder ratification would be necessary to make officer compensation valid and effective." But the Proposal makes perfectly clear that this is not the case. Not only does the Proposal stress that the vote is non-binding, but it also specifically states that the vote "would not affect any compensation paid or awarded to any NEO."

Moreover, shareholders are familiar with the concept of ratification in other contexts in which a vote against ratification does not change the legal effect of the action for which ratification was requested. For example, shareholders may be asked to ratify the audit committee's appointment of the company's external auditor. According to proxy advisor Institutional Shareholder Services, in 2006 96% of S&P 500 companies asked shareholders to ratify the independent auditor. See http://www.issproxy.com/pdf/AuditRatification_CommentPeriod.pdf. Like the advisory vote requested in the Proposal, auditor ratification votes are non-binding. See id. Similarly, shareholders may be asked to ratify conflict transactions involving directors of the corporation. Such ratification does not affect the legal validity of the transaction itself, but may change the standard of review if the transaction is later challenged. See D.G.C.L. section 144. Between the Proposal's clear language and shareholders' familiarity with ratification in these other settings, ACS's assertion that the Proposal would confuse it and its shareholders lacks credibility.

ACS also asserts that the Proposal contains conflicting statements that would confuse shareholders about the Proposal's impact. Specifically, ACS claims that the Proposal says it is non-binding and will not affect any compensation paid or awarded to any NEO, while implying that the Proposal will allow shareholders to "approve or reject" compensation to NEOs.

ACS's arguments highlight two important aspects of the Proposal, both of which are clearly communicated to stockholders. First, the shareholder vote it proposes would not be binding in the sense that it would not deprive anyone of already-awarded compensation or affect the outcome of any shareholder vote on a specific compensation plan or policy. This fact is spelled out several times in the Proposal. Second, we believe that the effect of the stockholder vote would be to give shareholders a more nuanced way to communicate with the board about compensation and would thereby encourage ACS's board to ensure that pay practices are in shareholders' interests. Accounts from the U.K. and other countries where annual advisory votes on compensation are mandatory support our view. (See Paul Hodgson, "Having a Say on Pay: A Brief History of Shareholder Voting on Executive Compensation" (Jan. 16, 2007) (available at www.thecorporatelibrary.com) The supporting statement is also clear on this point, explaining that the results of the shareholder vote "would provide ACS with useful information about whether stockholders view the company's senior executive compensation . . . to be in stockholders' best interests."

The Division recently rejected an argument by Sara Lee Corp. that was very similar to the one made here by ACS. In Sara Lee Corp. (publicly available Sept. 11, 2006), the company urged that a proposal by the Plan substantially similar to the Proposal was excludable as materially false or misleading because it contained conflicting statements about the impact of the shareholder vote. The Division required the Plan to revise the proposal to reflect changes in nomenclature wrought by changes to the Commission's proxy statement disclosure requirements, but did not concur with Sara Lee that the proposal was otherwise materially false or misleading.

ACS attacks certain statements in the Proposal as materially false or misleading because they are not relevant to the Proposal's subject. ACS objects to the mention of stock option backdating, a practice to which the Company has now admitted following an internal investigation. ACS claims that backdating is irrelevant to the Proposal because it will not directly address backdating. However, ACS has made several compensation decisions following its announcement that it had engaged in backdating, including a decision to reimburse certain executives for the tax impact and economic benefit of options repriced to correct for backdating. The shareholder vote suggested in the Proposal could allow shareholders to express their opinion about such decisions. Moreover, the other material to which ACS objects—the reference to security-related expenses in the first paragraph of the supporting statement—deals with perks, a matter which clearly falls within the ambit of NEO compensation. Thus, it is directly related to the subject of the Proposal.

ACS has failed to meet its burden of establishing that it is entitled to omit the Proposal. Because the Proposal asks ACS's board to adopt a policy of allowing future advisory votes on NEO compensation, and does not simply express a shareholder sentiment, it qualifies as a "proposal" for purposes of Rule 14a-8. Further, the Proposal does not circumvent the eligibility and other procedural requirements contained in Rule 14a-8, which do not apply to proposals submitted by management for a vote of shareholders. The Proposal is sufficiently clear that both shareholders and ACS know what the Proposal asks ACS to do, and the Proposal does not mislead shareholders regarding its effect. Accordingly, ACS's request for a determination allowing it to exclude the Proposal should be denied.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Division in this matter.

Very truly yours,

Charles Jurgonis
Plan Secretary

cc: Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP
Fax # 917-777-3380

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 27, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Affiliated Computer Services, Inc.
Incoming letter dated February 5, 2007

The proposal urges the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that ACS may exclude the proposal under rule 14a-8(a). Accordingly, we do not believe that ACS may omit the proposal from its proxy materials in reliance on rule 14a-8(a).

We are unable to concur in your view that ACS may exclude the proposal under rules 14a-8(b), 14a-8(c), and 14a-8(f). Accordingly, we do not believe that ACS may omit the proposal from its proxy materials in reliance on rules 14a-8(b), 14a-8(c), and 14a-8(f).

We are unable to concur in your view that ACS may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe ACS may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

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